Mail Stop 4561

June 13, 2007

By U.S. Mail and Facsimile to (212) 225-3999

Dennis G. Buchert
Chairman of the Board
Doral Financial Corporation
1451 F.D. Roosevelt Avenue
San Juan, Puerto Rico 00920-2717

Re: Doral Financial Corporation
Revised Preliminary Proxy Statement on Schedule 14A
Filed June 7, 2007
File No. 001-31579

Dear Mr. Buchert:

        We have limited our review of your amended filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Questions about the Annual Meeting, page 1

1.   Please provide a Q&A explaining why a vote on the BSMB proposal is being held while a competing proposal is under consideration by the board.

2.   Please move the disclosure regarding the FBOP proposal on page 14 to a much more prominent place in the summary, and discuss the details of the proposal with greater specificity. Provide a cross reference to the discussion of this proposal in the body of the

proxy statement, including specific reference to the correspondence relating to the proposal.

Recommendation of the Board, page 6

3.   Please revise to indicate the date of the board's recommendation and discuss the status of this recommendation in light of the competing proposal. Do the same in the body of the proxy statement.

Certain Relationships and Related Transactions, page 89

4.   Please revise to clarify that the substandard loan referred to at the top of page 90 is the same as the loan to Colinas del Bosque detailed in the chart on this page. In relation to that chart, we note that the footnote refers to a reserve in the amount of $3.7 million, while the later disclosure refers to a $5 million reserve. Please revise as appropriate.

5.   Please revise the paragraph at the bottom of page 89 to state, if true, that, apart from the one loan detailed above, all other loans made to related persons were "made in the ordinary course of business…prevailing at the time for comparable transactions with *persons not related to [the lender]*." Refer to Instruction 4(c)(ii) to Item 404(a) of Regulation S-K. Please also add the statement found in Instruction 4(c)(iii). Any such transactions for which this disclosure cannot be made need to be disclosed according to Item 404(a).

Annex C

6.   We note your response to our prior comment no. 14. Please obtain a revised Rothschild opinion which deletes all language implying that shareholders may not rely on the opinion. We note the clause, "This Opinion shall not confer rights or remedies upon any shareholder, creditor or any other person other than the Board and is not to be used or relied upon for any other purpose…."

*   *   *

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3491 with any questions.

Sincerely,

Todd K. Schiffman
Assistant Director

cc: Victor Lewkow, Esq.
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006